PanelTekADU

Financial Statements and Report

May 31, 2022

Table Of Contents

PO Box 500
Tahoe Vista, CA 96148

288 Village Blvd #5
Incline Village, NV 89451

Office: (775) 298-4138
Fax: (775) 562-4717
Email: info@tax-wisdom.com
Web: www.Tax-Wisdom.com

Daren M. McDonald, CPA, Chartered
Certified Public Accounting Firm

Independent Accountant's Review Report

Kurt Overmeyer
PanelTekADU
Seaside, CA, United States of America

We have reviewed the accompanying financial statements (financial statements) of PanelTekADU (the Company), which comprise the balance sheet as of May 31, 2022, and the related statements of income, retained earnings, and cash flows for the period from inception to May 31, 2022 , and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Daren McDonald:



Daren M McDonald, CPA, Chartered
Incline Village, Nevada
2022-07-19

PanelTekADU

Balance Sheet

As of May 31, 2022

	2022
	$
Assets	-
Liabilities and Equity	
Liabilities	
Current Liabilities	
Related Party Payables, Current	5,029
Total Liabilities	5,029
Equity	
Common Stock at $0.001 par value, 85,700,000 shares authorized, no shares issued	
Preferred Stock at $0.001 par value, 14,300,000 shares authorized, no shares issued	
Net Income (Loss)	(5,029)
Total Equity	(5,029)
Total Liabilities and Equity	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

PanelTekADU

Statement of Income

For the period from inception to May 31, 2022

	2022
	$
Operating Expenses	
Selling, General and Administrative Expense	
Other Selling, General and Administrative Expense	44
Professional Fees	6,900
Taxes and Licenses	585
Total Selling, General and Administrative Expense	7,529
Total Operating Expenses	7,529
Nonoperating (Income) Expense	
Prizes and Awards	(2,500)
Total Nonoperating (Income) Expense	(2,500)
Net Income	(5,029)

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

PanelTekADU

Statement of Retained Earnings

For the period from inception to May 31, 2022

	Common Stock	Preferred Stock	Retained Earnings 2022	2022
	$	$	$	$
Balance at Inception	-	-	-	-
Net Income (Loss)	-	-	(5,029)	(5,029)
Contributed Capital During Period	-	-	-	-
Balance at May 31, 2022	-	-	(5,029)	(5,029)

PanelTekADU

Statement of Cash Flows

For the period from inception to May 31, 2022

Description	2022 $
Cash flows from operating activities:	
Cash received from prizes and awards	2,500
Cash paid for general and administrative costs	(7,529)
Net cash provided by operating activities	(5,029)
Cash flows from financing activities:	
Proceeds from issuance of related party debt	5,029
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at the end of the year	-

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Organization

PanelTekADU (hereafter, the Company) is a reseller of component elements for dwelling units. The Company was organized in the state of Wyoming on May 9, 2022 as a Corporation.

2. Summary of Significant Accounting Policies

Basis of Accounting – The Company's policy is to prepare its financial statements in accordance with generally accepted accounting principles in the United States of America. Under the basis of accounting, revenues and expenses are recognized as they are incurred, and assets are presented at cost.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Management periodically evaluates the estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to the allowance for doubtful accounts, accumulated depreciation and accrued expenses

Cash and Cash Equivalents – For the purpose of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less at acquisition as cash and cash equivalents.

Vehicles and Equipment – Vehicles and equipment are stated at cost. Depreciation is computed under the straight-line method for terms of 3 to 15 years depending on the nature of the equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the lease term. Additions, renewals and betterments that significantly extend the life of the asset are capitalized. The Company has a capitalization policy of $2,500 or greater per invoice, per item. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Impairment of Long-Lived Assets - The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of undiscounted estimated future cash flows expected to result from the use of the

asset is less than its carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. During the year to date period ended May 31, 2022, there was no impairment loss recognized for long-lived assets.

Advertising – Advertising costs are expensed as they are incurred.

Income Taxes – The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, management determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. If it is probable that the uncertain position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax would be reported as income taxes. As of May 31, 2022, there were no uncertain tax positions.

3. Related Party Transactions

The Company's incorporators are Mr. Kurt Overmeyer and Mrs. Michelle Overmeyer. Subsequently, they also will become the officers and shareholders of the Company.

The Company has authorized incurring the debt and obligating the Company for up to $15,000 on Mr. Overmeyer's credit card. As of May 31, 2022, the Company had incurred obligations of $5,029 in startup and organizational expenses owed to a related party. No interest is intended to accrue on this balance.

4. Income Taxes

Tax returns are generally open for examination by federal tax authorities for three years after the date of filing. As of May 31, 2022, the Company has not filed its first income tax return. Accordingly, all tax returns are open for examination.

The Company has elected to be taxed under Subchapter C of the Internal Revenue Code. Under that section, income is subject to federal income tax at a rate of 21%.

5. Subsequent Events

Subsequent events have been evaluated through July 19, 2022, which is the date the financial statements were available to be issued.

On June 13, 2022, the Company issued 75,000,000 shares of stock to Kurt Overmeyer and Michelle Overmeyer.

On June 13, 2022, the Company set the salaries of its officers, Kurt Overmeyer as President and Michelle Overmeyer at Treasurer. Salaries were set at $180,000 each per year, payable in 12 monthly installments. Salary accruals are effective beginning June 1, 2022.

On July 8, the Company filed Articles of Correction with the Secretary of State of Wyoming to change the par value of common and preferred shares from $0.10 per share to $0.001 per share.

The Company provided 22,000 shares of common stock to Sail Community Capital in exchange for services to be rendered. The share ownership vests on July 31, 2022, when the work to be performed by Sail Community Capital is reasonably expected to be complete.

The Company is presently negotiating a design use license that is presently anticipated to be 9% of the future profits from three of the Company's design models.

The Company has plans to raise capital through the issuance of preferred shares of stock under one or more

exemptions from registration with the Securities and Exchange Commission.